04035674

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
July 14, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room ~~3094 Stop 3-6~~ 3011 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since June 5, 2004 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

dlw 7/21

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE June 5, 2004

A. ENGLISH LANGUAGE DOCUMENTS

(1) 2004 Annual Report for the fiscal year ended March 31, 2004 (Attached hereto as Exhibit A-1)

(2) Press release dated June 21, 2004 (Attached hereto as Exhibit A-2)

(3) Press release dated June 29, 2004 (Attached hereto as Exhibit A-3)

(4) Press release dated June 29, 2004 (Attached hereto as Exhibit A-4)

(5) Press release dated July 8, 2004 (Attached hereto as Exhibit A-5)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Notice of the Resolutions at the 98th Annual General Meeting of Shareholders dated June 29, 2004 (English summary attached as Exhibit B)

(2) Annual Securities Report dated June 29, 2004 for the fiscal year ended March 31, 2004 (A brief description in English is set forth in Annex B-1)

(3) Securities Registration Statement dated June 30, 2004 and an amendment thereto dated July 8, 2004 (A brief description in English is set forth in Annex B-2)

(4) Report on the Acquisition of Treasury Shares dated:
(A brief description in English is set forth in Annex B-3)

i June 9, 2004

ii July 12, 2004

ii July 12, 2004

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Annual Securities Report dated June 29, 2004 for the fiscal year ended March 31, 2004

An annual securities report is required to be filed under the Securities and Exchange Law of Japan within three months after the end of each fiscal year and sets forth, among other things, the results of operations during such fiscal year. The discussion of the results of operations during that fiscal year included the following consolidated financial information for Kao:

Income statement line item*	**Year ended 3/31/2004 (in billions)**	**Change compared to the year ended 3/31/2003**
Net sales	¥902.6	4.3%
Operating income	¥119.7	4.2%
Net income	¥65.3	4.6%

*Note: All figures are based on generally accepted accounting principles in Japan.

The same financial statements, formatted for English readers, are included in Kao's 2004 Annual Report attached hereto as Exhibit A-1.

The annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for five years.

(2) Securities Registration Statement dated June 30, 2004 and an amendment thereto dated July 8, 2004

A securities registration statement is required to be filed under the Securities and Exchange Law of Japan when a company distributes through a public offering in Japan any new or existing securities the aggregate offering price of which is ¥100 million or more. This securities registration statement, in connection with the grant to 107 directors, officers and employees of Kao and its affiliates of stock acquisition rights as stock options for 1,163,000 shares of common stock of Kao and the amount to be paid upon the exercise of each stock acquisition rights is 2,695,000 yen, was filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for a certain period.

(3) Report on the Acquisition of Treasury Shares dated:

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

i June 9, 2004 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. In May 2004, Kao repurchased pursuant to that resolution a total of 3,362,000 shares for ¥8,749,200,000. As of May 31, 2004, Kao had issued 599,443,701 shares of common stock, and held 20,586,586 of them.

ii July 12, 2004 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. From June 1 to June 24, 2004, Kao repurchased pursuant to that resolution a total of 3,256,000 shares for ¥8,380,250,000. As of June 29, 2004, Kao had issued 599,443,701 shares of common stock, and held 22,781,076 of them.

iii. July 12, 2004 – On June 29, 2004, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.5% of its issued shares of common stock, for up to ¥50,000,000,000. As of June 30, 2004, Kao had issued 574,443,701 shares of common stock, and held 22,781,076 of them.

Exhibit A-1

Exhibit A-2

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

June 21, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From May 21, 2004 to June 21, 2004
2) Number of purchased shares:	3,904,000 shares
3) Total cost of purchases:	10,051,085,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on March 25, 2004:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 10,000,000 shares
-Total cost of purchases:	Up to 25,000,000,000 yen
-Period during which purchases will be made:	From April 1, 2004 to June 23, 2004

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of June 21, 2004:

9,743,000 shares
24,998,540,000 yen

2) Information regarding resolution made at the 97th Annual General Meeting of Shareholders held on June 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2003,the date of the 97th Annual General Meeting of Shareholders:

19,743,000 shares
47,727,680,000 yen

3) By the purchases from the market on June 21, 2004, Kao has purchased Company's stock up to the extent resolved at the 97th Annual General Meeting of Shareholders held on June 27, 2003 pursuant to the provisions of Article 210 of the Commercial code and at the meeting of the Board of Directors held on June 27, 2003 and held on March 25, 2004. Therefore, Kao has finished the purchases related to the above resolutions.

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-3

Kao Corporation

Notice regarding the Allotment of Stock Options (Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

June 29, 2004

Kao Corporation (the "Company ") hereby makes the following announcement: at the meeting of the board of directors held on the date hereof, the board of directors decided the details of stock acquisition rights to be issued as stock options (the " Stock Acquisition Right(s)") pursuant to Article 280-20 and 280-21 of the Commercial Code and the resolution at the 98th Annual General Meeting of Shareholders on the date hereof.

1. Issue Date of Stock Acquisition Rights:

   July 8, 2004

2. Aggregate Number of Stock Acquisition Rights to be Issued:

   1,163 Stock Acquisition Rights

   The number of shares per a Stock Acquisition Right (the "Allotted Number of Shares") shall be 1,000 shares; provided, however, in the event that the shares are split or consolidated, the Allotted Number of Shares shall be adjusted proportionately in accordance with the ratio of the split or consolidation of shares.

3. Issue Price of Stock Acquisition Rights:

   The Stock Acquisition Rights shall be issued without receipt of consideration.

4. Type / Number of Shares under Stock Acquisition Rights:

   1,163,000 shares of common stock of the Company

   In case of adjustment of the Allotted Number of Shares in accordance with item 2 above, the number of shares under the Stock Acquisition Rights above shall be adjusted to be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

5. The Amount to be Paid upon Exercise of Stock Acquisition Rights:

   To be determined on July 8, 2004

   The amount to be paid upon exercise of each Stock Acquisition Right shall be the amount which is equal to the product of (i) the paid-in value per share to be issued or transferred through the exercise of each Stock Acquisition Right (the "Exercise Price") and (ii) the Allotted Number of Shares.

   The Exercise Price shall be the price which is equal to the product of (i) 1.05 and (ii) the average of the daily closing prices (including bid/offer indications) of common

stock of the Company in the regular trading on the Tokyo Stock Exchange for thirty (30) consecutive trading days (excluding the days on which no transactions are made) commencing on forty-fifth (45th) trading day prior to the next day of the issue date of the Stock Acquisition Rights (the "Issue Date"). Any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen.* In the event that the amount resulting from the calculation above is less than the closing price of common stock of the Company in regular trading on the Tokyo Stock Exchange as of the Issue Date, the relevant closing price shall be the Exercise Price.

With respect to common stock of the Company, in case of issuance of new shares or disposition of shares of the Company's common stock at a price to be paid below the market price, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen; provided, however, the Exercise Price shall not be adjusted, in case of exercise of stock acquisition rights, assignment of the shares of Company's common stock purchased from the market by the Company in accordance with the resolution of the 95th Annual General Meeting of Shareholders to the holders of the stock options, conversion of the convertible bonds previously issued and transfer of treasury shares where such transfer is made upon demand of a shareholder that the Company sell to the shareholder shares of less than one unit share (currently 1,000 shares).

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the formula above, the Number of Previously Issued Shares shall mean the number of shares of Company's common stock issued and outstanding less the number of shares of Company's common stock held by the Company. In case of disposition of the shares of Company's common stock held by the Company, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.

Furthermore, in case of split or consolidation of shares, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen.

6. Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon exercise of all the Stock Acquisition Rights:

   To be determined on July 8, 2004

7. Exercise Period of Stock Acquisition Rights:

   From July 1, 2006 to June 30, 2011

* The product of 1.05 and the average of closing prices of the Company's common stock from May 7 to June 17 is 2,695yen.

8. Other Conditions for Exercise of Stock Acquisition Rights:

Each Stock Acquisition Right can not be partly exercised.

9. Events and Conditions for Cancellation of Stock Acquisition Rights:

In the event that the Company acquires unexercised Stock Acquisition Rights, the Company may, at any time, cancel such Stock Acquisition Rights without any compensation.

10. Restriction of Assignment of Stock Acquisition Rights:

Approval of the board of directors of the Company shall be required for assignment of the Stock Acquisition Rights.

11. Issuance of Stock Acquisition Right Certificate:

Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Right Holders request such issuance from the Company.

12. Capitalization of the Exercise Price:

The Exercise Price shall be credited to capital stock account and non-capital stock account, in the event that shares are newly issued upon exercise of the Stock Acquisition Rights. The portion of the Exercise Price credited to capital account shall be determined by multiplying the Exercise Price by 0.5 (any fraction less than one (1) yen resulting from such calculation will be rounded up to the nearest yen).

13. Individuals who will be allotted the Stock Acquisition Rights:

The directors and employees of the Company and its affiliates, totally 107 persons.

*(1) Date of resolution of the board of directors that decided the proposal at the 98th Annual General Meeting of Shareholders: April 22, 2004
(2) Date of resolution of the 98th Annual General Meeting of Shareholders: June 29, 2004

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-4

Kao Corporation

Notice Regarding Purchase of the Company's Stock

(Stock Purchase Pursuant to the Provisions of Article 210 of the Commercial Code)

June 29, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided to purchase the Company's stock as follows, pursuant to the decision to purchase the said stock made at the 98th Annual General Meeting of Shareholders held on the date hereof.

1) Type of stock to be purchased:	Common stock
2) Total number of shares to be purchased:	Up to 6,000,000 shares
3) Total cost of purchases:	Up to 15,000,000,000 yen
4) Period during which purchases will be made:	From July 9, 2004 to September 21, 2004

Reference:

Information regarding resolution made at the 98th Annual General Meeting of Shareholders held on the date hereof:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-5

Kao Corporation

Notice regarding the Determination of the Exercise Price of Stock Options (Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

July 8, 2004

Kao Corporation (the "Company ") hereby makes the following announcement: the Exercise Price of the stock acquisition rights to be issued as stock options (the " Stock Acquisition Rights") and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the Board of Directors held on June 29, 2004.

1. Issue Date of Stock Acquisition Rights (the "Issue Date"):

   July 8, 2004

2. Aggregate Number of Stock Acquisition Rights to be Issued:

   1,163 Stock Acquisition Rights
   The number of shares per Stock Acquisition Right is 1,000 shares.

3. Type and Number of Shares subject to Stock Acquisition Rights:

   A total of 1,163,000 shares of the common stock of the Company

4. The Amount to be Paid upon the Exercise of Stock Acquisition Rights:

   The amount to be paid upon the exercise of each Stock Acquisition Right:
   2,695,000 yen
   The paid-in value for each share to be issued or transferred upon the exercise of the Stock Acquisition Rights (the "Exercise Price"): 2,695 yen
   The Exercise Price is equal to the product of 1.05 and the average of closing prices of the common stock of the Company from May 7, 2004 to June 17, 2004.

5. Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon the exercise of all the Stock Acquisition Rights:

   3,134,285,000 yen

6. Capitalization of the Exercise Price

   1,348 yen shall be credited to capital stock account and 1,347 yen shall be credited to non-capital stock account, in the event that shares are newly issued upon the exercise of the Stock Acquisition Rights.

*(1) Date of the resolution of the Board of Directors pursuant to which it was decided to submit the proposal regarding Stock Acquisition Rights for shareholder approval at the 98th Annual General Meeting of Shareholders: April 22, 2004

*(2) Date of the resolution of shareholders at the 98th Annual General Meeting of Shareholders approving the issuance of the Stock Acquisition Rights:
June 29, 2004

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B

Summary of the Resolutions at the 98th Annual General Meeting of Shareholders held on June 29, 2004 (the "Meeting")

PROPOSAL 1: Proposal for Appropriation of Retained Earnings
At the Meeting, it was resolved that 16 Japanese Yen per share be paid to the shareholders as the year – end dividend for the 98th fiscal year. Consequently, the total annual dividend for the 98th fiscal year was 32 Japanese Yen per share, which is a 2 Japanese Yen increase per share from the previous fiscal year's annual dividend.
(Note) The 98th fiscal year: Fiscal Year ended March 31, 2004

PROPOSAL 2: Purchase of the Company's Shares
At the Meeting, it was resolved that the Company may purchase from the market up to 20,000,000 common shares at a total purchase price of no more than 50,000,000,000 Japanese Yen, during the period from the conclusion of the Meeting to the conclusion of the 99th Annual General Meeting of Shareholders next year.

PROPOSAL 3: Partial Amendments to the Articles of Incorporation
At the Meeting, it was resolved that the Articles of Incorporation were amended as follows and the numbering of the Articles would be changed as necessary.

Article 5. (Total Number of Shares Authorized To Be Issued by the Company)
The total number of shares authorized to be issued by the company shall be one billion (1,000,000,000) shares; provided, however, that if the redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased.

Article 6. (Purchase of Own Shares)
The Company may purchase its own shares by resolution of the Board of Directors in accordance with the Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

PROPOSAL 4: Election of Fifteen (15) Directors
Ten (10) incumbent directors including Takuya Goto, Motoki Ozaki, Toshio Hoshino, Takahiko Kagawa, Akio Tsuruoka, Nobuatsu Higuchi, Naotake Takaishi, Shunichi Nakagawa, Akishige Okada and Sakie T. Fukushima were re-elected, and Five (5) new nominees including Toshio Takayama, Norihiko Takagi, Takuo Goto, Hiroshi Kanda and Toshihide Saito were newly elected as directors at the Meeting.

PROPOSAL 5: Election of One (1) Corporate Auditor

Satoshi Ito was newly elected as a corporate auditor at the Meeting. Mr. Ito is qualified to be an Outside Corporate Auditor as stipulated in Article 18, Paragraph 1 of the Law for Special Provision for the Commercial Code Concerning Audits, etc., of KABUSHIKI-KAISHA.

PROPOSAL 6: Issuance of Stock Acquisition Rights as Stock Options

At the Meeting, it was resolved that the Company may issue up to 1,200 stock acquisition rights (the total number of shares under stock acquisition rights is up to 1,200,000 shares) as stock options pursuant to Articles 280 - 20 and 280 - 21 of the Commercial Code.

PROPOSAL 7: Payment of Retirement Allowances to Retiring Directors

At the Meeting, it was resolved that retirement allowances within the scope provided for in the Company's internal regulations be paid to the three (3) retiring directors, Yasuo Idemitsu, Shozo Tanaka and Kuniaki Watanabe. The specific amount, timing, and method of payment of the retirement allowances will be determined by the Board of Directors for the retiring directors.

In an attempt to carry out managerial reforms, the Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances payable to the retiring directors pursuant to this proposal is for services between the time they took office and June 30, 2001.

The estimated total amount of the retirement allowances will not exceed 23,000,000 Japanese Yen.

-end-

At the resolution of the meeting of the Board of Directors held after the Meeting, Representative Directors and Executive Officers with title were elected and took office. As a result of the above election, Directors and Executive officers as of June 29, 2004 are as follows:

● Chairman of the Board	Takuya Goto
● Representative Director, President and Chief Executive Officer	Motoki Ozaki
● Representative Director, Senior Executive Vice President	Toshio Hoshino

- Representative Director, Executive Vice President — Takahiko Kagawa

- Director, Executive Vice President — Akio Tsuruoka
  Nobuatsu Higuchi
  Naotake Takaishi

- Director, Executive Officer — Shunichi Nakagawa
  Toshio Takayama
  Norihiko Takagi
  Takuo Goto
  Hiroshi Kanda
  Toshihide Saito

- Director — Akishige Okada*
  Sakie T. Fukushima*

- Executive Officer — Toshio Hirasaka
  Tadao Matsumoto
  Tetsuya Imamura
  Masateru Kanazawa
  Akio Kimura
  Shinichi Mita
  Tatsuo Takahashi
  Masato Hirota
  Yoshitaka Nakatani

* Note: Article 188, Paragraph 2, Item 7-2 of the Commercial Code sets forth the qualifications for outside directors. Mr. Okada and Ms. Fukushima satisfactorily meet such qualifications.